

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 1, 2010

Via U.S. Mail

Xu Yizhen
President and CEO
402 M
No. 16 Xinfeng 3rd Road
Xiamen City, PRC

> **Re:** **GHN Agrispan Holding Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 8, 2010**
> **File No. 333-162471**

Dear Ms. Yizhen:

We have reviewed your responses to the comments in our letter dated January 21, 2010 and have the following additional comments.

<u>Summery Information and Risk Factors, page 1</u>

1. Refer to the chart on page 2. Please describe the business of HKYD from 2005 – 2009 and explain what you mean by "Investment holdings."

<u>Description of Business, page 24</u>

2. We note your response to our prior comments 6, 7, 8, 11, 13, and 14. As discussed on our conference call on February 25, 2010, please revise all applicable disclosures to clearly discuss your two separate lines of business (trading and plantation) within your agricultural segment.

<u>Note 15. Commitments and Contingencies, page F-24</u>

3. We note your response to our prior comments 15 and 17. As discussed on our conference call on February 25, 2010, please revise to amortize on a straight line

basis the total expected rental payments of $2,202,491 for fruit plantation farmlands over the entire lease term of 10 years.

Financial Statements as of and for the Nine Months Ended September 30, 2009, Condensed Consolidated Statements of Cash Flows, page F-28

4. We note your response to our prior comment 16. As discussed on our conference call on February 25, 2010, please revise your Condensed Consolidated Statements of Cash Flows to eliminate the duplicate presentation of the item titled "payments on land use rights."

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Michael T. Williams, Esq. (*via facsimile*)
        Williams Law Group, P.A.
        (813) 832-5284